EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors

First Republic Bank:

We consent to the inclusion of our report dated February 7, 2003, in the Prospectus of First Republic Preferred Capital Corporation related to Series D Preferred Shares, with respect to the consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. Such report indicates that the Bank changed its method of accounting for goodwill and other intangible assets on January 1, 2002.

/s/    KPMG LLP

San Francisco, California

June 13, 2003